Sunrise Realty Trust, Inc.

525 Okeechobee Blvd., Suite 1650

West Palm Beach, FL, 33401

August 4, 2025

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Benjamin Holt

Re:	Acceleration Request of Sunrise Realty Trust, Inc.

Registration Statement on Form S-3 (File No. 333-289188)

CIK No. 0002012706

Dear Mr. Holt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunrise Realty Trust, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Eastern time, on August 6, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Kate Saltz at (804) 788-8642.

Thank you for your attention to this matter.

Very truly yours,

SUNRISE REALTY TRUST, INC.

By:	/s/ Brandon Hetzel
Brandon Hetzel
Chief Financial Officer